June 27, 2019


Via E-mail

Mr. Thomas J. Fuccillo, Esq.
c/o Allianz Global Investors U.S. LLC
1633 Broadway
New York, New York 10019

       Re:    AllianzGI Artificial Intelligence Opportunities Fund
              Form N-2
              File Nos. 333-231889 and 811-23446

Dear Mr. Fuccillo:

        On May 31, 2019, AllianzGI Artificial Intelligence Opportunities Fund (the "Fund") filed the above-captioned registration statement. We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

   1. Please advise us if you have submitted or expect to submit an application for an exemption or no-action letter request in connection with the registration statement.

   2. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

   3. The Fund has a policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities issued by artificial intelligence-related companies. Please revise the Fund's current investment policy to specify the criteria it will use to determine whether a security is issued by a company whose economic fortunes are significantly tied to artificial intelligence technology. For example, the Fund could specify that at least 80% of its assets will be
 Mr. Thomas J. Fuccillo, Esq.
c/o Allianz Global Investors U.S. LLC
June 27, 2019
Page 2


       invested in companies that either: (1) receive 50% of their revenue or profits from artificial intelligence technology ; or (2) devote 50% of their assets to artificial intelligence technology. The Fund's current definition of "artificial intelligence-related companies" to include "companies, across a wide range of industries, that stand to benefit from the development and deployment of artificial intelligence" is not sufficient.

Prospectus

Cover page

   4. Please add a cross reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guidelines to
      Form N-2, Guide 6.

   5. Given the over-allotment option, please disclose the minimum and maximum offering amounts in the price table or in a note thereto.

   6. Footnote 2 states that the Fund will not be paying offering expenses, but the fee table subtracts offering expenses in arriving at offering proceeds to the Fund. Please explain this, or eliminate offering expenses from the table if they don't impact the proceeds to the
      Fund.

   7. In the first sentence of the paragraph entitled "Limited Term," please carve out the possible continuation of the Fund. Please also do this anywhere in the disclosure where the Dissolution Date is disclosed.

Prospectus Summary, page 1

   8. We note that the synopsis is 30 pages long. The synopsis should provide a clear and concise description of the key features of the offering and the Fund, with cross references to relevant disclosures elsewhere in the prospectus or Statement of Additional
      Information. Please revise. See Instruction to Item 3.1 of Form N-2.

Investment Objectives and Strategies, page 4

   9. In the first paragraph on page 5, certain derivatives are excluded from the definition of
      "managed assets." Please advise why those derivatives but not others are excluded.

Convertible Securities, page 6

   10. We note that the Fund intends to invest in convertible securities. If the Fund invests or expects to invest in contingent convertible securities ("CoCos"), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will
 Mr. Thomas J. Fuccillo, Esq.
c/o Allianz Global Investors U.S. LLC
June 27, 2019
Page 3


       depend on, among other things, the extent to which the Fund invests in CoCos and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure.

Debt Instruments, page 7

   11. Please advise us as to the extent to which the Fund intends to invest in original issue discount and payment-in-kind notes. We may have further comment.

High Yield Securities, page 7

   12. Given the recently reported erosion of traditional lender protections and the rise of so-
       called "covenant-lite loans," please describe such loans if the Fund may invest in them.
       Also, disclose the risks of such loans.

Loans, page 8

   13. Please disclose that it may take longer than 7 days for transactions in bank loans to settle.
       Disclose that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

Other Investment Companies, page 11

   14. If investments in underlying investment companies will exceed .01% of average net fund assets, please include a line item in the fee table for Acquired Fund Fees and Expenses.

   15. Please advise whether the Fund will invest more than 15% of its assets in hedge funds and private equity issuers that rely on Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act.
       Upon reviewing your response, we may have further comment.

Leverage, page 12

   16. In the next to last paragraph on page 13, disclosure states that the Fund has an incentive to use certain forms of leverage, but does not identify derivatives as one of those forms.
       Please advise, or revise the disclosure to address this.

   17. In the next to last paragraph on page 15, please disclose that shareholders who receive a distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not, and that shareholders should not assume that the source of a distribution from the Fund is net profit.
 Mr. Thomas J. Fuccillo, Esq.
c/o Allianz Global Investors U.S. LLC
June 27, 2019
Page 4


Limited Term and Tender Offer Risk, page 17

   18. Disclosure on page 20 states that the Investment Manager may have a conflict of interest in recommending that the Dissolution Date be eliminated. Please explicitly disclose the nature of this conflict of interest.

Focused Investment Risk, page 25

   19. If the Fund's investments will be focused in any asset class, sector, industry, country or geographic region, please add appropriate risk disclosure.

Anti-Takeover Provisions, page 29

   20. Please briefly describe in the summary the existing anti-takeover provisions.

Summary of Fund Expenses, page 31

   21. We note the disclosure in footnote 4. Please include in the table brokerage charges that are applicable if the plan agent sells Common Shares Also, disclosure on pages 79 and
       80 indicates that there is also a transaction fee attributable to this plan, which should also be included in the table.

Portfolio Contents, page 35

   22. Please disclose that any derivatives included in the Fund's 80% policy are valued on a mark-to-market basis for purposes of the names rule. Also, please disclose the principal derivatives in which the Fund intends to invest and revise all disclosures accordingly.

Use of Leverage, page 46

   23. In the first paragraph on page 47, please define "economic leverage."

Principal Risks of the Fund, page 50

   24. It appears that many of the companies the Fund may invest in will have only an indirect and perhaps not substantial involvement in artificial intelligence. If true, please prominently disclose such fact in both the principal strategy and risk sections (e.g., artificial intelligence activities represents a minor part of a company's identity and/or activities, so growth of artificial intelligence activities may not have a material impact on the company's stock price).
 Mr. Thomas J. Fuccillo, Esq.
c/o Allianz Global Investors U.S. LLC
June 27, 2019
Page 5


Interest Rate Risk, page 53

   25. In the last paragraph, please address how the transition from LIBOR could affect the
       Fund's particular investments. For example, if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include "fall back provisions"
       that address how interest rates will be determined if LIBOR is no longer published, how will the transition from LIBOR affect the liquidity of those investments? Further, please disclose how the transition to a successor rate could impact the value of investments that reference LIBOR.

Emerging Markets Risk, page 66

   26. Please add to this risk factor, if true, the difficulties in transaction settlements and the effect of any resulting delay on shareholder equity.

Foreign Currency Risk, page 68

   27. Please add to this risk factor, if applicable, the restrictions on, and costs associated with, the exchange of currencies.

Tax Consequences, page 80

   28. Please disclose that reinvested dividends will not be accompanied by a cash distribution with which to pay any taxes due.

Underwriters, page 95

   29. In the fourth paragraph on page 96, there is a reference to the "Sub-Advisor." Please identify this entity, and provide all required disclosure with respect thereto.

Back cover

    30. Please include disclosure regarding the dealer prospectus delivery obligation under
        Rule 174.
Statement of Additional Information

Mortgage Dollar Rolls, page 59

   31. Disclosure states that reverse repurchase agreements can be covered on a mark-to-market basis. Please provide support for this position. Please also provide similar support in your response for all other instances in which disclosure states that transactions would not be deemed senior securities representing indebtedness for purposes of the 1940 Act
 Mr. Thomas J. Fuccillo, Esq.
c/o Allianz Global Investors U.S. LLC
June 27, 2019
Page 6


       under certain circumstances, or revise your disclosure. Finally, please disclose that all segregation and cover will be done in accordance with Commission and staff guidance.

Investment Restrictions, page 66

   32. In the next to last paragraph of this section, please revise to state that the Fund will cover derivative positions in accordance with Commission and staff guidance. Please add this disclosure where appropriate throughout the prospectus and SAI.

Repurchase of Common Shares; Conversion to Open-End Fund, page 88

   33. Please disclose whether the Fund contemplates charging sales fees upon conversion to an open-end fund and whether redemptions after such conversion will be made in cash or securities. If the Fund, after conversion, intends to retain the option of meeting redemptions with portfolio securities, the costs and risks imposed on the redeeming shareholders of receiving such securities should be discussed.

                                        *    *   *    *    *

       We note that portions of the filing are incomplete. We may have additional comments on those portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       You may contact me at (202) 551-3503 if you have any questions.


                                                               Sincerely,

                                                               /s/ David L.
Orlic

                                                               David L. Orlic
                                                               Senior Counsel
 Mr. Thomas J. Fuccillo, Esq.
c/o Allianz Global Investors U.S. LLC
June 27, 2019
Page 7


cc:    Sally Samuel, Esq., Branch Chief
       William J. Kotapish, Esq., Assistant Director
       Disclosure Review and Accounting Office